Dear Ms. Linda Cvrkel,

On behalf of China Automotive Systems, Inc. (the “Company” or “CAAS”), we hereby respond to the comments of the Securities and Exchange Commission (the “Commission”) set forth in its letter to Hanlin Chen dated January 17, 2007.

Annual Report on Form 10-K for the year ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
2005 Versus 2004, page 31
Selling Expenses, page 33

1.
We note your response to our prior comment 2, however, it is unclear to us as to why you believe these expenses are marketing expenses given the expenses relate to service charges for repair, replacement and refund paid by you to the automobile manufacturers. Further, we do not understand how you arrive at your conclusion that because the service charges were charged by automobile manufacturers on behalf of the automobile maintenance and repair companies, the expenses should be fixed marketing service expenditures. Please advise and also describe for us in further detail, the nature of the consumer rights protection policies” recall” issued by the Chinese government, including the recalling of flawed vehicles policy as discussed on page 34 of your Form 10-K. We may have further comment upon receipt of your response.

Response to Item 1

(1) Since all of our products are automotive parts, they are sold to automobile manufacturers and not to the end users. The automobile maintenance and repair companies would perform the after-sales services of maintenance and repair on automobiles including our products and charge automobile manufacturers for the services. The automobile manufacturers would in turn charge us. However, based on the agreements signed between our customers and ourselves in 2005, our automobile manufacturer customers had required us to pay a “3-R Guarantees” service charge, representing 1% of the total amount of parts supplied, no matter whether the manufacturers need to spend this amount or not. As this cost represented our cost to secure the sales contracts with our customers, we had recorded them as marketing expenses.

(2) The nature of “recall” in China is similar to that in North America and is for the protection of consumer rights, so that consumers would have their automobiles repaired free of charge for the manufacturing flaws of the automobiles.

General and Administrative Expenses, page 34

2.
We note your response to our prior comment number 3. With respect to (b) and (c), please elaborate for us why the consumer rights protection policies of “recall” led to an increase in warranty reserves. Also, you indicate in (3) that the increase was also due to the actual maintenance service expenses of products sold in 2002-2004, including claims expenses, material expenses, services expenses and transportation expenses arising from replacement. In this regard, please tell us whether such increases were effectively the result of warranty reserves being understated in prior periods and if not, then please explain why. If warranty reserves were understated in prior periods, tell us whether the amounts were considered material and of so, why it was not accounted for as an error in accordance in with FAS 154 or APB 20. If you concluder amounts were not material, then provide us with your analysis which supports your conclusions and disclose so in future filings. We may have further comment upon receipt of your response.

Response to Item 2
(1) We recorded additional provisions of warranty reserves as a result of the implementation of the consumer rights protection policies of “recall” in 2005. Automobile manufacturers were required to repair not only our products with production flaws but also with design flaws and for an extended period from 1 year to 3 years. We increased our estimates of warranty reserves owing to this increase in service expenses.

(2) Based on points (a) and (b) in our prior response letter and (1) above, we increased the rate of warranty reserve. In establishing and estimating the warranty reserve, the company’s management analyzed available historical data and trends of several factors that impacted the company’s costs to service the warranty. The estimates of warranty reserve were updated periodically and at least annually. For products sold during 2002-2004, since their service term was one year and had terminated by December 2005, additional warranty reserves were not considered necessary. Since the increase in warranty reserve estimates in 2005 was principally due to the recall policy implemented by the Chinese government in 2005, we do not believe there was any under-accrual of the estimates of warranty reserve as of December 2004 or prior years based on information available to management at that time.

Notes to Consolidated Financial Statements, page 75

Note 2- Basis of Presentation, page 77
Warranties, page 82

3.
Please expand on the statement in your response to our prior comment 11 as to your previous accounting for warranty expenses with respect to “3-R Guarantees” in the penultimate paragraph. Clarify if recording the charges as current period expenses meant that you did not accrue for such expense and if so, tell us why. We may have further comment upon receipt of your response.

Response to Item 3

The warranty expenses with respect to “3-R Guarantees” were service charges charged by our customers to us beginning from 2005 based on the agreements signed between our customers and ourselves in 2005 and were not related to prior periods.

Note 15. Additional paid -in capital, page 96

4.
We refer to part (c) of your response to our prior comment 14. Please provide us with an update concerning any payments made on the mortgage since the sale of the buildings to WuHan. Include in your response the security interest you have in the buildings if WuHan fails to pay. Please clarify your disclosures in future filings to indicate that this transaction was a sale rather than a disposal and the statement WuHan “will repay principal and interest at conventional bank rate as of December 31,2006” Tell us if this represents the date payments will begin or the date the mortgage will be paid off entirely.

Response to Item 4

The company accepted the Staff’s comment and will make disclosures in future filings in accordance with the Staff’s comment. WuHan has paid off in full both the principal and interest in December 2006.

Note 16. Non operating Income, page 96

5.
We note your response to our prior comment 15 and it is still unclear to us why the amounts written off relate to other income rather than income from operations. Given that the amounts payable related to trial products in the normal course of business, please clarify for us as to why you believe such amounts were non-operating income. Please revise your financial statements in future filings to reflect the income from this write-off in your income from operations.

Response to Item 5

The amounts of income written off against amounts payable related to trial products obtained from various suppliers 2 or 3 years ago for the purpose of product development. It was determined by the company’s management in 2004 that these amounts payable would no longer be payable and since these recoveries happened very infrequently and did not relate to the normal operations of the company in 2004, we recorded them as other income rather than income from operations.

6.
Please further clarify your response concerning interest subsidies from prior comment 17. Explain how the interest subsidy is received in connection with the expansion of production facilities, including when the company pays for this expansion, and clarify for us what it means to be “checked and accepted into use.” Provide further details as to why you believe it is appropriate to recognize these amounts as interest.

Response to Item 6

(1) Interest subsidies mean the refunds by the Chinese Government of interest charged by banks to companies which are entitled to such subsidies. This kind of subsidies applies only to loan interest related to production facility expansion. Commencing 2003, the company had used this special loan to improve technologically its production line in order to enlarge capability and enhance quality. The expansion was finished and put into use at the end of 2004.

(2) “Checked and accepted into use” means the review and assessment by the experts sent by the Chinese Government of the actual usage of technologically improved production facilities in site in order to confirm whether the improvement has achieved its expected goal of production expansion and quality enhancement. Whether or not a company can receive interest subsidies from the Chinese Government depends on such company’s achieving the two goals set forth above after the technological improvement.

(3) Since these interest refunds were from the Chinese Government after technologically improved production facilities were checked and accepted into use in 2005, we recognized these amounts as other income in 2005.

7.
We reissue our prior comment 18. As the original comment requested that your response address the nature of the non-operating income generated from selling materials. Please explain why your previous classifications as non-operating income was not considered an error. Further, it appears that you are presenting the income generated from selling materials on a gross basis when it appears that historically you have presented on a net basis with non-operating income. Please explain why you believe gross presentation is appropriate. Your response should address the criteria outlined in EITF99-19. We may have further comment upon receipt of your response.

Response to Item 7

(1) Normally, the company purchased materials only for its production. Occasionally, some materials would be sold to other suppliers in case of temporary inventory overage of such materials and to make a profit on price differences. During 2005, such profit was $255,038, representing 3% of operating income and was not considered material by management at that time.

(2) We have classified income generated from selling materials as operating income in the Form 10-Q for the quarter ended September 30, 2006 following your comment.

(3) The company was essentially the agent in these transactions because it does not have any risk on product return.  If there is any quality or quantity loss, our suppliers are obligated to make good the loss. We will present the income generated from selling materials in future filings based on the net amount retained (that is, the amount billed to the customers less the amount paid to suppliers) in accordance with EITF 99-19.

Note 22. Related Party Transaction, page 102

8.	Please refer to your response to our prior comment 19 and clarify the following:
●
From part (a) of your response, tell us what expenses you have recorded in your financial statements for the technical support and equipment amounts advanced by you that Sino-American has not paid due to termination of the agreement. Provide us with the amounts that were unpaid and any losses recorded as a result.

●
The first sentence in part (b) of your response states that there were no advanced payments to Sino-American as of December 31, 2005 and 2004; however, the second sentence provides the detailed amounts of the advance payment balances at these dates. Please clarify.

●
As per our original comment, please tell us why you have balances of $2.1 and $3.9 million on your balance sheet as of December 31, 2005 and 2004 given that the agreement was terminated in April 2004. Include in your response what amounts you expect to recover and how you will account for amounts not repaid by Sino-American from the advances.

Response to Item 8

(1) In its financial statements, the company had recorded reimbursement of third party debts of $505,000 for the payments of those debts by Sino-American on the company’s behalf, acquisition of intangible assets of $180,000 paid by Sino-American on the company’s behalf and the payment of administrative expenses and listing expenses of $1,246,105 to acquire a shell company paid by Sino-American on the company’s behalf. The balance of $68,895 was received by the company from Sino-American. There were no losses recorded as the $2 million advance was then accounted for.

(2) Such amounts were not advance payments to Sino-American but were advance payments to other companies.

(3) Such amounts were advance payments based on contracts with other companies, other than Sino-American.

From 10-o for the quarter ended June 30, 2006
Liquidity and Capital Resources, page 47

9.
Please clarify for us the statement “We will obtain fewer loans with reduction of $1,530,000 if we cannot afford enough mortgages ($4,780,000*32%mortgage rates).” Tell us what the 32% and $1,530,000 represent.

Response to Item 9

The company must provide corresponding mortgages to secure bank loans. $4,780,000 was the value of the mortgaged properties provided to banks, 32% was the mortgage rate or bank loan-lending ratio, $1,530,000 was the loan amount we can receive, equivalent to the mortgage value multiplied by the mortgages rate, i.e. 4,780,000*32%.

From 10-Q for the quarter ended September 30, 2006
Notes to Condensed Consolidated Financial Statements
Note 1. Organization and Basis of Presentation, page 11

10.
Reference is made to product warranties footnote on page 15. We note that according to your warranty reserve rollforward, you recorded $433,359 in the current year relating to “Previous record for warranty, including estimation change,” In this regard, please explain to us in detail the nature of such additional amounts and whether they relate to amounts that should have been accrued in prior periods. If so, please explain to us whether such amounts are considered material to any of the periods effected and why they were not treated as a correction of an error in accordance with the guidance prescribed in SFAS No.154. If the amounts were not considered material to any of the period affected, please explain why and provide us with the analysis which supports your conclusion.

Response to Item 10

Please refer to our responses to items 1, 2 and 3 above.

The amount of $433,359 was principally the results of the implementation of the government regulation in connection with “recall” in 2005 and the decision by the company’s management to update the product warranty reserve estimates from 2.78% to 3.45% in 2006 to take into account longer warranty terms and updated warranty information. Such amount represented a change in estimates by management of the warranty reserve and was not considered material as a percentage of sales. Consequently this charge was not considered an error as it represented a change in estimates.

Note 15.Reclassification, page 22

11.
We note that you have made numerous reclassification adjustments to the amounts previously reported for the three and nine months ended September 30, 2005. Please explain to us why you do not believe these reclassification adjustments should be treated as corrections of errors in accordance with SFAS No.154. Specifically, your adjustments to operating and investing cash flows appear material essentially representing a change of 39% and 104%, respectively, from previous reported amounts. Please advice or alternatively, you may amend your filing to reflect such reclassification adjustments within your financial statements as corrections of errors in accordance with the guidance prescribed in SFAS No.154. We may have further comment upon receipt of your response.

Response to Item 11

The reclassification adjustments in the consolidated income statement of 2005 were mainly between expenses items, consistent with the financial statements of 2006 for comparability, and had no effect on net income in 2005. The reclassification adjustments in the consolidated cash flow statement of 2005 were mainly reclassification of foreign currency translation gain or loss, which adjustments did not have any effect on net cash flow. During 2005, we classified foreign currency translation gain or loss into operating activities, investing activities and financing activities. During 2006, we presented foreign currency translation gain or loss as a separated item. Since all of the company’s business was in China, the company maintained its books and records in Renminbi (“RMB”), the currency of the PRC, its functional currency. Prior to the Chinese Government’s decision to float the RMB in 2005, the reclassification of foreign currency translation gain or loss was not material, and would not have any significant effect on the cash flow of the company.

Item 3. Quantitative and qualitative Disclosures about Market Risk, page 42

12.
Reference is made to the last paragraph of page 42. You disclose that the company has approximately $33,000,000 million of accounts receivable as of September 30, 2006. Further, we also note your disclosure on page 43 indicates that other receivable due from related parties were $5,722,836 as of September 30, 2006. However, it appears neither amounts agree to the balances presented on the face of your consolidated balance sheets as of September 30, 2006. Please explain the discrepancy and reconcile the difference for us.

Response to Item 12

The amount $50,702,026 from our balance sheet included accounts receivable and notes receivable, consisting $33,092,271 of accounts receivable, which approximated $33,000,000, and $17,609,755 of notes receivable. The other receivables from related parties of $4,274,201 on our balance sheet were presented as $5,722,836 minus bad debts provision of $1,448,635. These other receivables of $1,448,635 originated several years ago and were due from Jiulong Electronic Material Co., Ltd, the investee of Jiulong’s, one of the Joint-ventures of the company. As of September 2006, management considered this company to be in bad financial condition and recorded a full bad debt provision.

Item 4. Controls and Procedures, page 43

13.
In light of the numerous reclassification adjustments and changes that resulted from the comment process (e.g. income statements presentation of selling material income, warranty reserves, etc) and that on changes were made to your internal controls over financial reporting, please explain to us how you evaluated and were able to conclude that the design and operation of your disclosure controls and procedures were effective to provide reasonable assurance that information the company is required to disclose in its reports is recorded, processed summarized and reported within the time periods specified by the SEC and that such information is accumulated and communicated to management, including its principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Response to Item 13

Under the supervision and with the participation of our management, including our Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), we had evaluated the effectiveness of design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by From 10-Q for the quarter ended September 30, 2006. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of September 30, 2006. The basis for this determination was that, despite the previously reported identification of various control weaknesses (identified below) in our internal controls over financial reporting, we had been able to compensate by increasing our review procedures, both during and at the end of each quarter, to try our bests to ensure that information required to be disclosed, both financial and non-financial, was recorded, processed, summarized and reported in a timely fashion. In addition, as noted below, we continued to make progress in our remediation plans related to these control weaknesses and had adopted interim procedures to further support the existing controls. In 2006, under the guidance of our disclosure committee, the internal auditors had further enhanced controls including, but were not limited to, the following: (1) Check recorded revenue and expenses to confirm their consistency in classification, accuracy and completeness. (2) Review to ensure the company had recognized all inter company transactions in the period in compliance with relevant accounting principles. (3) Review accounting estimates for reasonableness, including amortization and depreciation terms for long-term assets, impairment reserve of assets and warranty reserve. (4) Confirm that all accounting units had counted inventory, capital assets and construction materials, etc. and had disclosed the results in financial reports, and recorded any differences appropriately in accordance with GAAP. (5) Review expenditures to determine whether they should be classified as capital expenditures or as current expenses in the period. (6) Confirm that significant accounting policies had been adhered to and were in accordance with GAAP. Prior to the completion of our periodic filings with the SEC, the above-mentioned information would be collected and communicated to management, including the CEO and CFO.

The following table summarizes the status of the remediation plans as of September 30, 2006:

Control Deficiency Noted in Form 10-K and 10Q	Remediation Plans	Current Status of Remediation Plans
Inappropriate presentation of reclassifications, other income and warranty reserves in financial statements.
Implement additional oversight to ensure that the financial statements comply with GAAP.
  Management is increasing the number of qualified accountants on its global accounting staff by actively recruiting additional certified public accountants to ensure that the financial statements would be in compliance with GAAP.
  Management has committed to provide the finance staff with additional support and training in order to enable them to identify unusual or complex transactions requiring further consideration by technical accounting experts or others within the organization.
  Management will conduct training sessions throughout the organization to explain the accounting policies and procedures and require that accounting conclusions, assumptions and estimates be better documented and supported by such accounting policies or relevant accounting literature in accordance with GAAP.
  Management and the audit committee will assess the effectiveness of the company’s adherence to the accounting policies through ongoing monitoring activities.
  Management will have all subsidiaries adopt management process consistently.
  Management has finalized control processes and will test periodically and assess their effectiveness in order to minimize further breakdown of controls.
  Management recognizes that many of the remedial actions it has taken or will take require continuous monitoring and evaluation for effectiveness, which will depend on maintaining a strong internal audit function. Until such time as the company is able to identify a suitable replacement to lead its internal audit function, it will look to external experts to supplement its existing staff.

  The company has hired several qualified accountants at both the Company’s headquarters and various operating units. Additional hiring efforts are still ongoing.
  Trainings on a variety of accounting and reporting related topics have occurred and additional training is planned.
  To address identified weaknesses, management continues to perform the following procedures:
  More transactions are reviewed by the chief accounting officer particularly in those areas where control weaknesses have been identified;
  Management has strengthened its requirement and review of the documentation supporting the accounting for transactions;
  External experts are being utilized, when deemed necessary, to assist in preparing and reviewing the appropriate accounting documentation.
  Until the company has fully implemented the remediation plan, we will be relying upon the management procedures indicated above as they also mitigate the risk of this control deficiency.
  Management conducted training sessions with the finance staff of each division to implement these policies and to increase staff’s awareness and focus on the issues covered by the new policies and will continue to monitor their progress.
  Management will provide training to reinforce the new accounting policies in February 2007.
  In early January 2007, senior members of the company’s executive management attended a training session focusing on management control and business ethics. Other members of the executive management team will attend this training in June 2007. The entire salaried workforce will be trained in December 2007.
  The company is still actively seeking to fill the leadership role in the internal audit function.

Date: January 30, 2007
By:  /s/ HANLIN CHEN

Hanlin Chen
President and Chief Executive Officer